[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

April 7, 2015

BY HAND AND EDGAR

Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	ESSA Pharma, Inc.

Registration Statement on Form 20-F

Submitted February 24, 2015

File No. 377-00939

Dear Mr. Greenspan:

On behalf of ESSA Pharma, Inc. (the “Company”), enclosed is a copy of an amendment (the “Amendment”) to the above-referenced Registration Statement on Form 20-F (the “Registration Statement”), as confidentially submitted to the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the initial confidential submission of the Registration Statement with the Commission on February 24, 2015.

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of March 23, 2015 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Amendment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment.

Item 3. Key Information

D. Risk Factors

If the Company is not successful in attracting and retaining..., page 14

1.	Please move your second risk factor on page 29 to follow the above referenced risk factor. In addition, please disclose whether your directors or executive officers are subject to any non-competition agreements.

The Company has revised the disclosure on page 14 of the Amendment to move the aforementioned risk factor and to disclose which directors and executive officers are subject to non-competition agreements.

If product liability lawsuits are brought against the Company..., page 26

2.	Please state in this risk factor whether the company currently maintains insurance with sufficient coverage to protect against the liability risks discussed and whether, to your knowledge, this coverage is consistent with industry norms.

The Company has revised the disclosure on page 26 of the Amendment to indicate that the Company currently maintains insurance that it believes has sufficient coverage to protect against the liability risks discussed and that, to the Company’s knowledge, this coverage is consistent with industry norms for companies at a similar stage of development.

The Company remains subject to the restrictions..., page 29

3.	Please revise this risk factor to briefly identify the potential risks to the Company relating to:

•	Reimbursement of funds by the company to CPRIT for some or the entire CPRIT Grant proceeds, allowable expenses and costs incurred in connection with the project; and

•	the potential transfer and assignment to CPRIT of all of ESSA’s rights, title and interest in the intellectual property rights and technologies developed as a result of the CPRIT Grant

The Company has revised the disclosure on page 29 of the Amendment to include risks to the Company relating to the potential reimbursement of the CPRIT Grant and the potential assignment of interests in intellectual property developed as a result of the CPRIT Grant.

The Company’s status as an Emerging Growth Company, page 31

4.	Please revise your disclosure to explicitly indicate that because you report in accordance with International Financial Reporting Standards, as issued by the International Accounting Standard Board, you will not take advantage of the extended transition period provided in Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards. See Question 13 of the Jumpstart Our Business Startups Act Frequently Asked Questions.

The Company has revised the disclosure on page 32 of the Amendment to indicate that the Company will not take advantage of the extended transition period provided in Securities Act Section 7(a)(2)(B).

Item 4. Information on the Company

2. Summary Corporate History and Intercorporate Relationships

2011, page 34

5.	Please briefly explain the meaning and meaning and significance of the terms “xenograft” and “stereoisomer” when these terms first appear.

The Company has revised the disclosure on page 34 of the Amendment to explain the meaning and significance of the terms “xenograft” and “steriosiomer”.

6.	We refer to Attachment D, Part I of the CPRIT Agreement filed as Exhibit 4.1. Please revise your disclosure to clarify whether ESSA’s Collaborators (as defined in the Agreement) retain ownership of the Institute-Funded Technology and the Institute Funded IPR under the terms of the CPRIT Agreement. If so, please reconcile this with your statement on page 35 that ESSA retains exclusive ownership of all intellectual property created in connection with the use of the CPRIT funds. To the extent not otherwise disclosed, please include any material restrictions on ESSA and its Collaborators regarding retention of rights contemplated by the Agreement.

The Company has revised the disclosure on page 35 of the Amendment to indicate that the Company, along with the Collaborators, retains ownership of all intellectual property created in connection with work undertaken using CPRIT Funds.

2014, page 34

7.	We refer to your disclosure in the third full paragraph on page 35. Please revise your disclosure of the South West Research Institute Agreement to provide the material terms of the agreement including each party’s rights and obligations, duration, minimum purchase obligations, termination provisions and any payment provisions. Also, please file the agreement as an exhibit.

The Company respectfully advises the Staff that the South West Research Institute Agreement (the “SWRI Agreements”) is not required to be filed as an exhibit to the Registration Statement because it is not a material contract under Item 19 of Form 20-F. Furthermore, the Company does not have one agreement governing its relationship with the South West Research Institute, but instead uses purchase order type agreements each time services are rendered. The SWRI Agreements are ordinary course contracts for a development-stage pharmaceutical company. Also, the Company believes other institutions within the state of Texas have the capability to provide good laboratory practices scale-up manufacturing of EPI-506, at a cost to the Company that the Company believes is not materially higher than the cost incurred under the SWRI Agreements and without substantial disruption to the Company. For the above reasons, the Company respectfully advises the Staff that is has not amended its disclosure regarding the SWRI Agreements.

Pre-Clinical Development, page 41

8.	We refer to your disclosure in the first paragraph on page 42. Please revise your disclosure of the Naeja Pharmaceutical, Inc. Agreement to provide the material terms of the agreement including each party’s rights and obligations, duration, minimum purchase obligations, termination provisions and any payment provisions. Also, please file the agreement as an exhibit.

The Company respectfully advises the Staff that the Naeja Pharmaceutical, Inc. Agreement (the “Naeja Agreement”) is not required to be filed as an exhibit to the Registration Statement because it is not a material contract under Item 19 of Form 20-F. Furthermore, the Company does not have one agreement governing its relationship with the Naeja Pharmaceutical, Inc., but instead uses purchase order type agreements each time services are rendered. The Naeja Agreement is an ordinary course contract for a development-stage pharmaceutical company. Further, the Company believes other companies have the capability to perform investigational new drug toxicology studies, at a cost to the Company that the Company believes is not materially higher than the cost incurred under the Naeja Agreement and without substantial disruption to the Company. For the above reasons, the Company respectfully advises the Staff that is has not amended its disclosure regarding the Naeja Agreement.

Phase 3 Studies, page 42

9.	We note your disclosure with respect to the number of patients required to be enrolled in a Phase 3 study to be at least several hundred. We also note your disclosure on the bottom of page 56, that ESSA is required to complete a large scale Phase 3 study with at least 1,000 patients. Please revise your disclosure to resolve any inconsistencies.

The Company has revised the disclosure on page 42 of the Amendment to resolve the inconsistency.

Patents and Proprietary Rights, page 44

10.	We note your disclosure in this section regarding your patent portfolio. Please revise your disclosure for your material patents and patent applications to include all of the following information:

•	whether the patents or patent applications are owned or licensed (if licensed, please identify the licensor); and

•	patent expiration dates for your issued patents and expected expiration dates for your patent applications (please provide expiration dates in the U.S. separately from expiration dates in foreign jurisdictions); and

The Company has revised the disclosure on page 45 of the Amendment to indicate that the patents discussed are licensed. The Company further revised the disclosure on pages 45 and 46 to provide patent expiration dates.

11.	We note your statement that the company uses a tiered patent strategy, whereby the top tier contains “composition of matter” patents. However, the list of your key patents does not appear to include any such patents or patent applications. Please advise. If you have no such patents, please so state. Alternatively, you should disclose your composition of matter patents along with all of your other material patents on pages 45-46.

The Company has revised the disclosure on page 45 of the Amendment to indicate that all listed patents are considered “composition of matter” patents.

Property Plants and Equipment, page 48

12.	Please file copies of your material leases as exhibits to your Form 20-F.

The Company has filed its lease for 7505 South Main Street, Houston, Texas as Exhibit 4.7 to the Amendment. The Company respectfully advises the Staff that its lease to 999 Broadway, Vancouver, British Columbia, Canada (the “Vancouver Lease”) is not required to be filed as an exhibit to the Registration Statement because it is not a material contract under Item 19 of Form 20-F. The Vancouver Lease is relatively inexpensive and for a short term. Further, other office space of comparable condition to that currently being provided to the Company is available within the city of Vancouver. The Company believes that a number of other office spaces exist that could provide the Company with substantially similar conditions to those of the current Vancouver office space, at a cost to the Company that the Company believes is not materially higher than the cost incurred under its current Vancouver Lease and without substantial disruption to the Company’s business.

Item 5. Operating and Financial Review Prospects

Tabular Disclosure of Contractual Obligations, page 58

13.	Please include the potential milestone payments totaling $2,400,000 under the NTD technology license agreement in this table or in a note thereto.

The Company has revised the disclosure on page 59 of the Amendment to include the milestone payments in a note to the contractual obligations table.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management, page 60

14.	We note the appointment of Mr. Franklin Berger as a director of the company on March 5, 2015. Please revise your disclosure to include the information required by Form 20-F with respect to Mr. Berger.

The Company has revised the disclosure in the Amendment to include the information required by Form 20-F with respect to the appointment of Mr. Franklin Berger.

15.	We refer you to the biography of Mr. Cossum. Please revise this disclosure to include Mr. Cossum’s dates of employment and duties and responsibilities with the company.

The Company has revised the disclosure on page 63 of the Amendment to include Mr. Cossum’s dates of employment and duties and responsibilities with the Company.

Termination and Change of Control Benefits, page 67

16.	Please file as exhibits the employment agreements of each of your NEOs.

The Company has filed the employment agreements of Robert Rieder and David Wood as exhibits to the Amendment.

Incentive Plan Awards Outstanding, page 68

17.	Please revise your disclosure for the last full fiscal year of the company.

The Company has revised the disclosure on page 68 of the Amendment to include the last full fiscal year of the Company.

C. Board Practices, page 70

18.	We note your disclosure in the last sentence of this section. Please revise your disclosure to indicate whether Mr. Cossum is engaged in a contract providing for benefits upon termination of employment with the company and, if so, please include disclosure pertaining to any termination and change-of-control provisions.

The Company has revised the disclosure on page 70 of the Amendment to include Mr. Cossum’s termination and change-of-control provisions.

Consolidated Statements of Loss and Comprehensive Loss, page F-4

19.	It appears as though you have elected under paragraph 99 of IAS 1 to classify expenses using the function of expense method described in paragraph 103 of IAS 1. However, the presentation of share-based payments would fall under the nature of expense method under paragraph 102 of IAS 1. Please revise your presentation to classify share-based payments by functional expense and disclose the share-based payments amounts in the notes to the financial statements rather than on the face of the statement of comprehensive loss.

The Company has revised the statement of comprehensive loss to allocate share-based payments by function. The Company allocated this expense through an examination of the function that the optionee provides to the Company. Accordingly, the Company has added Note 7 on page F-18 of the Amendment, “Share-based compensation”, to ensure the investors understand the allocation of the expense.

Equipment, page F-9

20.	Please tell us how your policy to not amortize equipment while not in use complies with IAS 16.12, which requires amortization to begin when it is available for use.

The equipment was “not yet” available for use, which is to say the equipment (in this case computer equipment) was still in transit and had not yet been received by the Company to put it into use. The Company received the equipment shortly after the fiscal year end and began amortization as of the first quarter of 2015.

Intangible Assets, page F-15

21.	Disclose the gross amount of the intangible asset, the amount of accumulated amortization, and the useful life of the intangible asset as specified by paragraph 118 of IAS 38 or direct us to such disclosure.

The Company has revised Note 5 of the Company’s financial statements on page F-15 of the Amendment to disclose gross values of the intangible asset and accumulated amortization. The useful life of the intangible asset has been included in the significant accounting policies in Note 3 “Intangible assets” on page F-10 of the Amendment, where it has been specified that amortization is applied on a straight-line basis through to September 15, 2030. For clarity, the date for available use has been specified as December 22, 2010, being the date of the License Agreement.

Research and Development Costs, page F-11

22.	On page 51, you state that costs associated with defending and advancing your intellectual property through services provided by your intellectual property counsel is included in research and development expenses. Please describe for us the services provided by your intellectual property counsel and to the extent these services are legal service, please tell us why these expenses meet the definition of research and development expenses as outlined under IAS 38.66 by reference from IAS 38.126 and 127.

In IAS 38.66, fees to register a legal right is listed as an example of a direct expense for research and development expenses. The services included consist of work performed by counsel to register legal rights in domestic and foreign jurisdictions to protect and advance the Company’s internally generated intellectual property. As the list provided by IAS 38.66 is not exhaustive, the Company respectfully submits that the work performed by the Company’s intellectual property counsel is directly correlated to the advancement of the Company’s intellectual property through the research and development phase. Further, the Company’s intellectual property counsel provides the Company support to reach the development phase, which entails the ability to use or sell the intangible asset (IAS 38.57).

Debenture, page F-15

23.	Since you appear to have issued significantly less number of shares upon the conversion of this debenture than originally required with the original conversion price of $1.20, please tell us how you accounted for the difference. Cite relevant accounting literature to support your accounting.

The debenture allowed for an automatic conversion feature at the maturity of the instrument at a price of $1.20. However, there are additional terms in the agreement that allowed for conversion in the event of a “Liquidity Event”. In the case of a Liquidity Event, the conversion price would be the issue price per common share established by the Liquidity Event. The Company had the option to notify the lender on or before the maturity date that the Company would repay the outstanding principal and accrued and unpaid interest in cash. Therefore, the Company was never in a disadvantageous position with respect to the conversion to equity. The difference is not relevant as the Company could inhibit a difference between the conversion price and the current share price by settling in cash at maturity. Further, the provisions regarding Liquidity Events ensured that the conversion price was marked to share price or a price negotiated by the parties, removing the possibility of discrepancies to the prevailing share price.

Because a Liquidity Event was foreseeable as at the date of measurement and reporting, the instrument was determined to be equity in accordance with IAS 32.11 and IAS 32.16.

Private Placements, page F-16

24.	Since all preferred shares converted into common shares, tell us your consideration of providing pro forma information that reflects this conversion such as on page 4 under Capitalization.

The Company has updated the capitalization information to February 28, 2015 on page 4 of the Amendment to reflect the current capitalization structure of the Company, which includes conversion of the preferred shares. The special warrant financing in January 2015 is included in the capitalization structure. A footnote with respect to the conversion terms of the special warrants has been added for clarity.

25.	Please tell us how you accounted for the conversion rate adjustment feature that is attached to the shares issued on July 29, 2014. Cite the relevant accounting literature to support your accounting.

The preferred shares issued on July 29, 2014 are convertible into common shares in all outcomes. The preferred shares are not redeemable. The conversion rate allows for an adjustment to the number of common shares received as compensation for less liquidity in the event the Company did not achieve a listing based on an uncertain event. However, in all cases, the investor paid the value of the preferred shares as an equity investment into the Company and the value paid represents an ownership interest in common shares. The conversion rate adjustment provides the investor with a value adjustment that is incorporated into the price of the preferred share and need not be valued separate of the preferred share as a whole – there is no separate feature for the conversion rate. This is consistent with guidance in IAS 32.16, which defines equity instruments.

Income Taxes, page F-20

26.	Please disclose the types of expenses that are included under “expenses not deductible for income tax purposes.” To the extent these expenses are material, separately quantify the material expenses in your tax rate reconciliation.

The Company has revised the disclosure on page F-20 of the Amendment to change “Expenses not deductible for income tax purposes” to “share-based payments, amortization, and unrealized foreign exchange”. Of these items, share-based payments were the only material expense adjustment. The Company has revised note 7 on page F-18 to present the effect of share-based payments separately.

27.	Please explain what “changes in tax rates” represents. It should be clear from your explanation why “changes in tax rates” is presented apart from “expected income tax recovery.” If the statutory tax rate was different for each of the periods presented, please disclose the statutory tax rate that was applicable for each period.

The Company has revised the disclosure on page F-20 of the Amendment to include the statutory tax rate in the table for the reconciliation of income tax rates.

Other Comments

28.	Please note that our Division’s Office of International Corporate Finance has not completed its review and may provide additional comments in one or more separate comment letters.

The Company acknowledges the Staff’s comment and will respond to any supplemental comments upon receipt.

29.	Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

The Company acknowledges the Staff’s comment and will submit all exhibits as soon as practicable in order to accommodate Staff review.

30.	Please confirm that the graphics currently included in your prospectus are the only graphics you will use. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

The Company confirms that the graphics currently included in the Amendment are the only graphics that will be used in connection with this registration.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In response to the Staff’s comments, the Company acknowledges the following;

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *         *

Please telephone the undersigned at (416) 777-4700 if you have any questions or require any additional information.

Very truly yours,

/s/ Riccardo Leofanti

cc:	Daniel Greenspan, Securities and Exchange Commission

Tara Keating Brooks, Securities and Exchange Commission

Keira Nakada, Securities and Exchange Commission

Lisa Vanjoske, Securities and Exchange Commission

Robert Rieder, ESSA Pharma, Inc.

David Wood, ESSA Pharma, Inc.